EXHIBIT 99.1

Skylight Health Announces Q4 2021 Earnings Call

TORONTO, March 24, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc (NASDAQ:SLHG; TSXV: SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced that its financial results for the fourth quarter of 2021 will be released after the close of market on March 30, 2022. The Company will host a conference call at 8:00am EDT on the morning of March 31, 2022 to discuss the financial results.

If you would like to participate in the call, details can be found below. Please dial in approximately 10 minutes prior to the start of the call.

Conference Call Details:

Date:	March 31
Time:	8:00 a.m. (ET)
US / Canada Toll Free Dial In:	1-800-319-4610
Toronto Local Dial In:	1-416-915-3239
International Dial In:	1-604-638-5340
Call Name:	Skylight Health Group Q4 2021 Earnings Call

An audio replay of the conference call will be available on www.skylighthealthgroup.com within 24 hours after the live call has ended.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949